EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”), is effective as of February 28, 2025, by and between F.L. Putnam Investment Management Company (the “Adviser”) and AOG Institutional Fund (the “Fund”).

WHEREAS, the Fund is a Delaware statutory trust organized under an Amended and Restated Declaration of Trust, dated November 16, 2022 (the “Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified closed-end management investment company;

WHEREAS, the Fund and the Adviser entered into an Investment Management Agreement effective February 28, 2025 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level at or below the level to which the Fund would normally be subject to maintain the Fund’s expense ratio at or below the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for the Fund in Schedule A hereto;

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as defined below) pursuant to the terms and provisions of this Agreement and the Fund desires to allow the Adviser to implement those limits.

NOW THEREFORE, the parties hereto agree as follows:

1.              Expense Limitation.

1.1           Applicable Expense Limit. To the extent that the aggregate Fund Operating Expenses incurred by the Fund in any fiscal year exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser. “Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund attributable to Class A Shares and Class I Shares, respectively, provided that the following expenses are excluded from the definition of Fund Operating Expenses: (i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) Nasdaq private market expenses, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments (as defined in the Fund’s registration statement) and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

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1.2           Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to the Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund attributable to Class A Shares and Class I Shares, respectively. The Maximum Annual Operating Expense Limit for the Fund contemplates that certain expenses for the Fund may be paid through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by the Fund.

1.3           Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of the Fund exceed the Maximum Annual Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, or would cause a class of the Fund to pay a different share of the investment advisory fee, the Adviser shall also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

1.4           Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year (or the termination of this Agreement if sooner), an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund under this Agreement with respect to the previous fiscal year shall equal the Excess Amount, if any, for such fiscal year.

2.              Reimbursement of Fee Waivers and Expense Payments.

2.1           Reimbursement. At any time in which the Advisory Agreement is still in effect, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund pursuant to Section 1 hereof to the extent that the estimated aggregate Fund Operating Expenses of the Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit (i) at the time of the fee waiver or expense payment and (ii) at the time of the reimbursement. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to Section 1 hereof, during the rolling three (3)-year period preceding the reimbursement, less any reimbursement previously paid by the Fund to the Adviser, pursuant to this Section 2, with respect to such waivers, reductions, and payments. For the avoidance of doubt, the Reimbursement Amount for any such waiver, reduction or other remittance by the Adviser shall be determined by reference to its own rolling 3-year period. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

2.2           Board Notification. The Fund shall provide to the Board of Trustees of the Fund (the “Board”) a quarterly report of any reimbursements paid to the Adviser pursuant to this Agreement.

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2.3           Method of Computation. To determine the Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Fund Operating Expenses of the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of the Fund for any month are less than the Maximum Annual Operating Expense Limit of the Fund, the Fund shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of the Fund to an amount no greater than the Maximum Annual Operating Expense Limit of the Fund, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of the Fund for purposes of determining the Fund’s net asset value.

2.4           Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit for such fiscal year.

2.5           Survival. Subject to Section 2.1, this Section 2 shall survive the termination of this Agreement.

3.              Term and Termination of Agreement. This Agreement shall continue in effect with respect to the Fund until the date indicated on Schedule A (“Initial Term End Date”) and shall thereafter continue in effect from year to year for successive one-year periods, provided that this Agreement may be terminated, without payment of any penalty, with respect to the Fund:

(i)             by the Fund, for any reason and at any time;

(ii)           by the Adviser, for any reason, upon ninety (90) days’ (or such shorter period as agreed to by the Fund) prior written notice to the Fund at its principal place of business, such termination to be effective as of the close of business on the Initial Term End Date or as of the close of business on the last day of the then-current one-year period; or at such earlier time provided that such termination is approved by majority vote of the Trustees, including a majority of those Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Fund (“Independent Trustees”) voting separately; and

(iii)         automatically upon the termination of the Advisory Agreement.

4.              Miscellaneous.

4.1           Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2           Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

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4.3           Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4           Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.5           Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware without giving effect to the conflicts of law principles thereof, and the parties consent to the jurisdiction of courts, both state and federal, in Delaware, with respect to any dispute under this Agreement.

4.6           Amendment. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable.

4.7           Assignment. The Adviser may not assign its right or obligations under this Agreement except with prior approval by majority vote of the Trustees, including a majority of Independent Trustees voting separately.

4.8           Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

4.9           Entire Agreement. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

AOG INSTITUTIONAL FUND

By:

Name: Frederick Baerenz

Title: Chief Executive Officer

F.L. Putnam Investment

Management Company

By:

Name: Michael Timmermans

Title: General Counsel, CCO

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- Signature Page -

Expense Limitation Agreement

AOG Institutional Fund

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Fund:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Initial Term End Date
AOG Institutional Fund	Class A Shares	2.95%	September 30, 2027
	Class I Shares	2.95%	September 30, 2027

A - 1